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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

INTEVAC, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461148108

(CUSIP Number)

Becker Drapkin Management, L.P.
Attn:  Steven R. Becker
Attn:  Matthew A. Drapkin
500 Crescent Court
Suite 230
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 461148108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 152,640
	8	SHARED VOTING POWER 1,048,980
	9	SOLE DISPOSITIVE POWER 152,640
	10	SHARED DISPOSITIVE POWER 1,048,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,201,620
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 461148108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 880,212
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 880,212
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,212
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 461148108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,768
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 168,768
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 461148108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,201,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,201,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,201,620
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 461148108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,201,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,201,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,201,620
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 461148108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,201,620
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,201,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,201,620
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Intevac, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3560 Bassett Street, Santa Clara, CA 95054.

Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):  Becker Drapkin Management, L.P., a Texas limited partnership (“BD Management”); Becker Drapkin Partners (QP), L.P., a Texas limited partnership (“Becker Drapkin QP”); Becker Drapkin Partners, L.P., a Texas limited partnership (“Becker Drapkin, L.P.”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”).  The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

Becker Drapkin QP and Becker Drapkin, L.P. are collectively referred to herein as the “Becker Drapkin Funds”.

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of BD Management.  Mr. Becker and Mr. Drapkin are also limited partners of BD Management.  BD Management is the general partner of, and investment manager for, each of the Becker Drapkin Funds and the investment manager for a separate managed account on behalf of an investment advisory client (the “Managed Account”).

(b) The business address of the Reporting Persons is 500 Crescent Court, Suite 230, Dallas, Texas 75201.

(c) The present principal occupation of each of Mr. Becker and Mr. Drapkin is serving as the co-managing member of BCA.  The principal business of BCA is serving as the general partner of BD Management.  The principal business of BD Management is serving as the general partner of, and investment manager for, the Becker Drapkin Funds and the investment manager for the Managed Account.  The principal business of each of the Becker Drapkin Funds is acquiring and holding securities for investment purposes.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Becker and Mr. Drapkin are citizens of the United States of America.  The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or other Consideration

The Reporting Persons expended an aggregate amount equal to $6,251,332.68 (including commissions) to purchase 1,201,620 shares of Common Stock.  Funds used to purchase reported securities held in the accounts of the Becker Drapkin Funds have come from working capital of the Becker Drapkin Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  Funds used to purchase reported securities held by the Managed Account have come from the funds of the Managed Account, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.	Purpose of Transaction

(a)-(j) The Reporting Persons purchased the Common Stock based on their belief that the shares of Common Stock are undervalued and represent an attractive investment opportunity. Subject to applicable law and regulations, the Standstill Agreement (as defined below) and, depending upon certain factors, including general market and investment conditions, the financial performance and strategic direction of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of such shares desirable, the Reporting Persons may increase their position in the Issuer through the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable.   In addition, the Reporting Persons may, from time to time and at any time, acquire other equity, debt, notes, instruments or other securities of the Issuer (collectively with the Common Stock, “Securities”) in the open market or otherwise.  The Reporting Persons reserve the right in the future to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

On December 9, 2013, the Issuer entered into an agreement (the “Standstill Agreement”) with the Reporting Persons that resulted in Mr. Drapkin becoming a member of the board of directors of the Issuer (the “Board”) on December 10, 2013.

The following is a brief description of certain terms of the Standstill Agreement, which description is qualified in its entirety by reference to the full text of the Standstill Agreement which is attached as Exhibit 2 hereto and incorporated by reference herein.

Under the terms of the Standstill Agreement, (i) the Issuer agreed on the date thereof (a) to increase the size of the Board to eight, (b) to appoint Mr. Drapkin as a director of the Board effective as of December 10, 2013 and (c) to appoint Mr. Drapkin to, in the Board’s sole discretion, either the Compensation Committee or the Nominating and Governance Committee; (ii) the Issuer has agreed to nominate Mr. Drapkin for reelection to the Board as a director at the Issuer's 2014 annual meeting of stockholders and 2015 annual meeting of stockholders; (iii) the Reporting Persons have agreed to abide by certain standstill provisions (including not acquiring beneficial ownership of more than 17.5% of the outstanding Common Stock) until thirty days prior to the last date upon which nominations for the election of directors at the 2016 annual meeting of stockholders would be considered timely pursuant to the Issuer’s certificate of incorporation and bylaws (or such earlier date upon the occurrence of certain events, as described in the Standstill Agreement) (the “Standstill Period”); and (iv) the Reporting Persons have agreed to vote their shares of Common Stock in favor of all directors nominated by the Board for election at any stockholder meeting where such matters will be voted on (provided that such nominees were not nominated in contravention of the Standstill Agreement).

In addition, under the terms of the Standstill Agreement, the Issuer has also agreed that (i) until the conclusion of the Standstill Period, it will not increase the size of the Board except as necessary to comply with the terms of the Standstill Agreement; (ii) so long as Mr. Drapkin is a member of the Board, he will be offered membership in any committee of the Board constituted to evaluate strategic opportunities for the Issuer; and (iii) if Mr. Drapkin is unable or unwilling to serve as a director, the Issuer and the Reporting Persons will appoint a mutually agreeable replacement within 90 days of Mr. Drapkin tendering his resignation.

On December 10, 2013, the Board appointed Mr. Drapkin as a member of the Board and appointed Mr. Drapkin to the Nominating and Governance Committee of the Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,201,620 shares of Common Stock.  Based upon a total of 23,904,414 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 29, 2014, the Reporting Persons’ shares represent approximately 5.027% of the outstanding shares of Common Stock.

Becker Drapkin QP owns 880,212 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 3.682% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 168,768 shares of Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.706% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares.  Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares.  Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares.  BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 152,640 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 0.639% of the outstanding shares of Common Stock.  BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

The Becker Drapkin Funds disclaim beneficial ownership of the Managed Account Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management.  BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA.  Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Trade Date	Purchased (Sold)	Price / Share
Becker Drapkin, L.P.	5/9/2014	1,837	$6.7617
Becker Drapkin, L.P.	5/12/2014	5,014	$6.8147
Becker Drapkin, L.P.	5/13/2014	2,278	$6.8570
Becker Drapkin, L.P.	5/14/2014	118	$6.9814
Becker Drapkin, L.P.	5/16/2014	851	$7.0279
Becker Drapkin QP	5/9/2014	15,734	$6.7617
Becker Drapkin QP	5/12/2014	42,923	$6.8147
Becker Drapkin QP	5/13/2014	19,505	$6.8570
Becker Drapkin QP	5/14/2014	1,016	$6.9814
Becker Drapkin QP	5/16/2014	7,290	$7.0279
Managed Account	5/9/2014	4,129	$6.7617
Managed Account	5/12/2014	11,263	$6.8147
Managed Account	5/13/2014	5,118	$6.8570
Managed Account	5/14/2014	266	$6.9814
Managed Account	5/16/2014	1,913	$7.0279

(d) No person other than the Reporting Persons, and the Managed Account with respect to the Managed Account Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 23, 2014, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  Such Joint Filing Agreement is attached hereto as Exhibit 1.

The Reporting Persons may, from time to time, enter into and dispose of option contracts with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount.  The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

On December 9, 2013, the Issuer and the Reporting Persons entered into the Standstill Agreement, the terms of which are described in Item 4 of this Schedule 13D.

On May 6, 2014, each of (i) Becker Drapkin QP, (ii) Becker Drapkin, L.P., and (iii) BD Management entered into a Stock Purchase Plan (the “10b5-1 Plans”) with Tourmaline Partners, LLC (“Tourmaline”), pursuant to which Tourmaline may purchase shares of Common Stock on behalf of the applicable Reporting Person for the period beginning June 9, 2014 and ending July 31, 2014. Transactions under the 10b5-1 Plans will be subject to certain price restrictions and termination in accordance with its terms and subject to applicable law and regulation. The 10b5-1 Plans are intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934.

The foregoing description of the 10b5-1 Plans is qualified in its entirety by reference to the text of the 10b5-1 Plans, which are attached as Exhibit 3 hereto and incorporated by reference herein.

On December 20, 2013, Mr. Drapkin, in connection with his service on the Board, was awarded a non-qualified stock option (the “Option”). The Option represents the right to buy 18,000 shares of Common Stock of the Issuer at an exercise price of $7.89 per share. The Option vests in two equal installments on December 20, 2014 and December 20, 2015.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated May 23, 2014, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin

Exhibit 2
Agreement, dated December 9, 2013, by and among Intevac, Inc., Steven R. Becker, Matthew A. Drapkin, BC Advisors, LLC, Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., and Becker Drapkin Partners, L.P.

Exhibit 3
(1) Stock Purchase Plan, dated May 6, 2014, by and between Becker Drapkin Partners (QP), L.P. and Tourmaline Partners, LLC
(2) Stock Purchase Plan, dated May 6, 2014, by and between Becker Drapkin Partners, L.P. and Tourmaline Partners, LLC
(3) Stock Purchase Plan, dated May 6, 2014, by and between Becker Drapkin Management, L.P. on behalf of the Managed Account, and Tourmaline Partners, LLC

Exhibit 4	Power of Attorney, dated March 16, 2013, signed by Steven R. Becker
Exhibit 5	Power of Attorney, dated March 16, 2013, signed by Matthew A. Drapkin

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           May 23, 2014

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Intevac, Inc., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: May 23, 2014

[Signature Page Follows]

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

Exhibit 2
AGREEMENT

This Agreement, dated as of December 9, 2013 (this “Agreement”), is by and among Intevac, Inc., a Delaware corporation (the “Company”), Steven R. Becker, an individual resident of Texas (“Becker”), Matthew A. Drapkin, an individual resident of New York (“Drapkin”), BC Advisors, LLC, a Texas limited liability company, Becker Drapkin Management, L.P., a Texas limited partnership, Becker Drapkin Partners (QP), L.P., a Texas limited partnership, and Becker Drapkin Partners, L.P., a Texas limited partnership (collectively with Becker and Drapkin, the “Shareholder Group”).

WHEREAS, the Company and the Shareholder Group have agreed to each take and refrain from taking certain actions on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.           Definitions. For purposes of this Agreement:

(a)           The terms “Affiliate” and “Associate ” have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall include persons who become Affiliates or Associates of any person subsequent to the date of this Agreement, provided that neither “Affiliate” nor “Associate” shall include (i) any person that is a publicly held concern and is otherwise an Affiliate or Associate solely by reason of the fact that a principal of any member of the Shareholder Group serves as a member of the board of directors or similar governing body of such concern, provided that the Shareholder Group does not control such concern, (ii) such principal in its capacity as a member of the board of directors or other similar governing body of such concern or (iii) any entity which is an Associate solely by reason of clause (a) of the definition of Associate in Rule 12b-2 and is not an Affiliate.

(b)           “Annual Meeting” means any annual meeting of stockholders of the Company.

(c)           The terms “beneficial owner” and “beneficial ownership” shall have the respective meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act.

(d)           “Board” means the Board of Directors of the Company.

(e)           “Common Stock” means the common stock of the Company, par value $0.001 per share.

(f)           “New Director” means Drapkin and any successor to Drapkin appointed to the Board pursuant to Section 5 of this Agreement.

(g)           The terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature, including any governmental authority.

(h)           “Standstill Period” means the period from the date hereof until the earlier of:

(i)           thirty (30) days prior to the Timely Deadline for the Annual Meeting to be held in 2016; and

(ii)           such date, if any, of a breach by the Company in any material respect of any of its representations, warranties, commitments or obligations set forth in Section 2, 4, 5, 9, 10, 11, or 14 of this Agreement if such breach has not been cured within thirty (30) days following written notice of such breach (provided that (i) a failure to make take the actions set forth in Section 4(a)(i) and (ii), (ii) a failure to make the nomination required under Section 4(b)(i), and (iii) a failure to provide the notice of nomination required under Section 4(c) cannot be cured).

(i)           “Timely Deadline” means, with respect to any Annual Meeting, the last date upon which a notice to the Secretary of the Company of nominations of persons for election to the Board at such Annual Meeting or the proposal of business at such Annual Meeting would be considered “timely” under the Company’s Certificate of Incorporation and Amended and Restated Bylaws.

2.           Representations and Warranties of the Company. The Company represents and warrants as follows as of the date hereof:

(a)           The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)           This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c)           The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree, in each case that is applicable to the Company, or (ii) result in any material breach or material violation of, or constitute a material default (or an event which with notice or lapse of time or both could become a material default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of (A) any organizational document of the Company or (B) any agreement, contract, commitment, understanding or arrangement, in each case to which the Company is a party or by which it is bound and which is material to the Company’s business or operations.

3.           Representations and Warranties of the Shareholder Group, Etc. Each member of the Shareholder Group severally, and not jointly, represents and warrants with respect to himself or itself as follows as of the date hereof:

(a)           Such member has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby. Such member, if an entity, has the corporate, limited partnership or limited liability company power and authority, as applicable, to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)           This Agreement has been duly and validly authorized, executed, and delivered by such member, constitutes a valid and binding obligation and agreement of such member and is enforceable against such member in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles.

(c)           The execution, delivery and performance of this Agreement by such member does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to such member, or (ii) result in any material breach or material violation of, or constitute a material default (or an event which with notice or lapse of time or both could become a material default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, (A) any organizational document, if an entity, or (B) any agreement, contract, commitment, understanding or arrangement, in each case to which such member is a party or by which such member is bound.

(d)           As of the date hereof, the members of the Shareholder Group and their Affiliates and Associates beneficially own in the aggregate 1,082,365 shares of Common Stock.

(e)           Drapkin consents and agrees to serve as a director of the Company as of 9:00 a.m., Pacific time, on December 10, 2013 (the “Effective Time”) in accordance with the terms of this Agreement.

4.           Directors; Related Matters.

(a)           On the date hereof, the Board shall, in accordance with the Company’s governance documents, adopt a resolution to:

(i)           increase the size of the Board to eight (8) directors;

(ii)           appoint Drapkin to the Board, as a director, effective as of the Effective Time; and

(iii)           appoint Drapkin to, in the Board’s sole discretion, either the Compensation Committee or the Nominating and Governance Committee.

(b)           In connection with the Annual Meeting to be held in 2014 (the “2014 Annual Meeting”) and the Annual Meeting to be held in 2015 (the “2015 Annual Meeting”), the Company will take all action necessary to effect the following:

(i)           the Board and the Nominating and Governance Committee shall nominate Drapkin for election to the Board as a director at the 2014 Annual Meeting and the 2015 Annual Meeting, as applicable; and

(ii)           the Company shall recommend that the Company’s stockholders vote, and shall solicit proxies, in favor of the election of Drapkin at the 2014 Annual Meeting and the 2015 Annual Meeting and otherwise support Drapkin for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees.

(c)           The Company agreed that at least thirty (30) days prior to the Timely Deadline for the Annual Meeting to be held in 2016 (the “2016 Annual Meeting”), the Nominating and Governance Committee will notify the Shareholder Group that it has resolved to recommend the New Director for election as director at the 2016 Annual Meeting.

(d)           The Company agrees, until the conclusion of the Standstill Period, not to increase the size of the Board except as necessary to comply with the terms of this Agreement.

(e)           The Company agrees that, so long as Drapkin is a member of the Board, Drapkin will be offered membership on any committee of the Board constituted to evaluate strategic opportunities for the Company.

5.           Replacement Directors. If, at any time prior to the conclusion of the Standstill Period, the New Director is unable or unwilling to serve as a director of the Company (other than, subject to Section 4(b)(i) hereof, in connection with the Board’s decision not to renominate the New Director, then the Shareholder Group and the Board (excluding the New Director who is resigning) shall appoint a mutually agreeable replacement for such New Director within ninety (90) days of such New Director validly tendering his resignation from the Board (in which case all references in this Agreement to “Drapkin” with respect to such New Director’s rights and obligations as a director shall refer to such replacement, as applicable, provided that references in this Agreement to “Shareholder Group” will not include such person unless such person is otherwise already a member).

6.           Voting. During the Standstill Period, each member of the Shareholder Group shall cause all shares of Common Stock owned of record or beneficially owned by it or its respective Affiliates or Associates to be present for quorum purposes and to be voted in favor of all directors nominated by the Board for election at any stockholder meeting where such matters will be voted on; provided, that such nominees were not nominated in contravention of this Agreement.

7.           Standstill. Each member of the Shareholder Group agrees that, during the Standstill Period, he or it will not, and he or it will cause each of such person’s respective Affiliates, Associates and agents and any other persons acting on his or its behalf not to, directly or indirectly:

(a)           acquire beneficial ownership in excess of 17.5% of the outstanding shares of Common Stock (based on the latest annual or quarterly report of the Company filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act), other than the acquisition of equity-based compensation pursuant to Section 9 hereof and the exercise of any options or conversion of any convertible securities comprising such equity-based compensation;

(b)           submit any shareholder proposal (pursuant to Rule 14a-8 promulgated by the SEC under the Exchange Act or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board or oppose the directors nominated by the Board, other than as expressly permitted by this Agreement;

(c)           form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than with other members of the Shareholder Group or one or more of their Affiliates (provided that any such Affiliate signs a joinder to this Agreement) or to the extent such a group may be deemed to result with the Company or the New Director or any of their respective Affiliates as a result of this Agreement;

(d)           engage in discussions with other stockholders of the Company, solicit proxies or written consents of stockholders or otherwise conduct any nonbinding referendum with respect to the Common Stock, or make, or in any way encourage, influence or participate in, any “solicitation” of any “proxy” within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act to vote, or advise, encourage or influence any person with respect to voting or tendering, any shares of Common Stock with respect to any matter, including, without limitation, any Sale Transaction that is not approved by a majority of the Board, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined or used under the Exchange Act and the rules promulgated by the SEC thereunder), other than a “solicitation” or acting as a “participant” in support of all of the nominees of the Board at any stockholder meeting;

(e)           call, seek to call, or to request the calling of, a special meeting of the stockholders of the Company, or seek to make, or make, a shareholder proposal at any meeting of the stockholders of the Company or make a request for a list of the Company’s stockholders (or otherwise induce, encourage or assist any other person to initiate or pursue such a proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence the governance or policies of the Company;

(f)           effect or seek to effect (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist, solicit, encourage or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or cause or participate in (including by tendering or selling into) (i) any acquisition of any material assets or businesses of the Company or any of its subsidiaries, (ii) any transfer or acquisition of shares of Common Stock or other securities of the Company or any securities of any Affiliate of the Company if, after completion of such transfer or acquisition or proposed transfer or acquisition, a person or group (other than the Shareholder Group and their Affiliates) would beneficially own, or have the right to acquire beneficial ownership of, more than 5% of the outstanding shares of Common Stock (based on the latest annual or quarterly report of the Company filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act), provided that open market sales of securities through a broker by the Shareholder Group which are not actually known by the Shareholder Group to result in any transferee acquiring beneficial ownership of more than 5% of the outstanding shares of Common Stock shall not be included in this clause (ii) or constitute a breach of this Section 7, (iii) any tender offer or exchange offer, merger, change of control, acquisition or other business combination involving the Company or any of its subsidiaries or (iv) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries (any of the transactions or events described in (i) through (iv) above are referred to as a “Sale Transaction”), unless such Sale Transaction has been approved by a majority of the Board and has been announced by the Company; provided, that this paragraph shall not require members of the Shareholder Group or the New Director to vote in favor of a Sale Transaction that was approved by the Board;

(g)           publicly disclose, or cause or facilitate the public disclosure (including, without limitation, the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of, any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of Section 6 hereof or this Section 7, or otherwise seek (in any manner that would require public disclosure by any of the members of the Shareholder Group or their Affiliates or Associates) to obtain any waiver, consent under, or amendment of any provision of this Agreement;

(h)           disparage the Company or any member of the Board or management of the Company, provided that this provision shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable legal obligation and are subject to contractual provisions providing for confidential disclosure;

(i)           engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right or other similar right (including, without limitation, any put or call option or “swap” transaction) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the Company’s securities;

(j)           enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage any other person that engages, or offers or proposes to engage, in any of the foregoing; or

(k)           take or cause or induce or assist others to take any action inconsistent with any of the foregoing;

provided, that, notwithstanding the foregoing, it is understood and agreed that this Agreement shall not be deemed to prohibit (x) the New Director from engaging in any lawful act in his capacity as a director of the Company that is either expressly approved by the Board or required in order to comply with his fiduciary duties as a director of the Company or (y) the Shareholder Group from making public statements, engaging in discussions with other shareholders, soliciting proxies or voting any shares or proxies with respect to any Sale Transaction that has been approved by a majority of the Board and has been announced by the Company.

8.           Support. During the Standstill Period, the New Director, in his capacity as a director of the Company, will use reasonable efforts to support, at the Company’s sole cost and expense, the Company’s slate of directors in a manner generally consistent with the support provided by the other directors of the Company, provided that such slate of directors is consistent with the terms and conditions of this Agreement.

9.           Policies. By the Effective Time, the New Director will have reviewed the Company’s policies, procedures, and guidelines applicable to members of the Board and agrees to abide by the provisions thereof during his or her service as a director of the Company, including, without limitation, the Company’s Corporate Governance Guidelines, Code of Business Conduct and Ethics, Director Code of Ethics and Insider Trading Compliance Program. The members of the Shareholder Group acknowledge that they are aware that United States securities law prohibits any person who has material non-public information about a company from purchasing or selling any securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

10.           Compensation. The New Director shall be compensated for his service as a director and shall be reimbursed for his expenses on the same basis as all other non-employee directors of the Company and shall be eligible to be granted equity-based compensation on the same basis as all other non-employee directors of the Company.

11.           Indemnification and Insurance. The New Director shall be entitled to the same rights of indemnification and directors’ and officers’ liability insurance coverage as the other non-employee directors of the Company as such rights may exist from time to time.

12.           Non-Disparagement. The Company agrees, prior to the conclusion of the Standstill Period, that it shall not disparage any member of the Shareholder Group, any member of the management of the Shareholder Group, or the New Director, provided that this provision shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable legal obligation or are subject to contractual provisions providing for confidential disclosure.

13.           Press Release / Form 8-K. On or promptly after the date hereof, the Company shall issue a press release reasonably satisfactory to the Company and the Shareholder Group, which press release shall announce the appointment of the New Director. The Company shall also provide to the Shareholder Group a reasonable opportunity to review and comment on any Form 8-K with respect to the execution and delivery of this Agreement by the parties hereto in advance of its filing, and shall consider in good faith the reasonable and timely comments of the Shareholder Group. No member of the Shareholder Group shall make (and they will cause their Affiliates and Associates not to make) any public statements with respect to the matters covered by this Agreement (including in any filing with the SEC, any other regulatory or governmental agency, or any stock exchange, or in any materials that would reasonably be expected to be filed with the SEC, including pursuant to Exchange Act Rules 14a-6 or 14a-12) that are inconsistent with, or otherwise contrary to, this Agreement or the statements in any above described press release or Form 8-K filing.

14.           Expenses. Within two business days of the date hereof, the Company shall reimburse the Shareholder Group for the documented out-of-pocket expenses (up to a maximum of $10,000) incurred by the Shareholder Group in connection with the negotiation and execution of this Agreement and all related activities and matters. Except as provided in the preceding sentence, each cost or expense incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

15.           Specific Performance. Each party hereto acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court located in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

16.           Jurisdiction. Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) (and the parties agree on behalf of themselves and their respective Affiliates not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 20 hereof will be effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party, on behalf of itself and its Affiliates, agrees and consents to the personal jurisdiction of the state and federal courts located in the State of Delaware, and irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the state or federal courts located in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

17.           Applicable Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware applicable to contracts executed and to be performed wholly within such state, without giving effect to the choice of law principles of such state. Each party hereto agrees to irrevocably waive any right to trial by jury.

18.           Counterparts; Facsimile or Electronic Signatures. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement. Facsimile or electronic (i.e., PDF) signatures shall be as effective as original signatures.

19.           Entire Agreement; Amendment and Waiver; Successors and Assigns. This Agreement contains the entire understanding of the parties hereto with respect to, and supersedes all prior agreements relating to, its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives and assigns. No party hereto may assign or otherwise transfer either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other parties hereto. Any purported transfer without such consent shall be void.

20.           Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served (a) if given by facsimile, when such facsimile is transmitted to the facsimile number set forth below, or to such other facsimile number as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section 20, and the appropriate confirmation is received, or (b) if given by any other means, when actually received during normal business hours at the address specified in this Section 20, or at such other address as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section 20:

if to the Company:

Intevac, Inc.

3560 Bassett Street

Santa Clara, California 95054

Facsimile: (408) 727-5739

Attention: Chairman of the Board

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Facsimile: (650) 493-6811
Attention: Herbert P. Fockler, Esq.
Attention: Bradley L. Finkelstein, Esq.

if to the Shareholder Group or any member thereof:

Becker Drapkin Management, L.P.

500 Crescent Court

Suite 230

Dallas, Texas 75201

Facsimile: (214) 756-6019

Attention: Steven R. Becker

Attention: Matthew A. Drapkin

with a copy (which shall not constitute notice) to:

Boies, Schiller & Flexner LLP

575 Lexington Avenue, 7th Floor

New York, New York 10022

Facsimile: (212) 446-2350

Attention: Richard J. Birns, Esq.

21.           No Third-Party Beneficiaries. Nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, and their respective Affiliates to the extent provided herein, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

22.           Unenforceability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, then the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties hereto further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

23.           Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each party hereto and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party hereto that drafted or prepared it is of no application and is hereby expressly waived by each of the parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date first written above.

COMPANY:

INTEVAC, INC.

By: /s/ Jeff Anderson

Name: Jeff Anderson

Title: CFO

/s/ Steven R. Becker				/s/ Matthew A. Drapkin
STEVEN R. BECKER				MATTHEW A. DRAPKIN

BC ADVISORS, LLC				BECKER DRAPKIN MANAGEMENT, L.P.

				By:	BC Advisors, LLC, its general partner
By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Partner
					By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Partner

BECKER DRAPKIN PARTNERS (QP), L.P.				BECKER DRAPKIN PARTNERS, L.P .

By:	Becker Drapkin Management, L.P., its general partner			By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner			By:	BC Advisors, LLC, its general partner

		By:	/s/ Matthew A. Drapkin			By:	/s/ Matthew A. Drapkin
			Name: Matthew A. Drapkin				Name: Matthew A. Drapkin
			Title: Partner				Title: Partner

Exhibit 3

STOCK PURCHASE PLAN

Becker Drapkin Partners (QP), LP (the “Purchaser”), as of May 6, 2014 has entered into this Stock Purchase Plan (the “Purchase Plan”) in order to purchase shares pursuant to the written instructions on Appendix A of the common stock (“Stock”) of Intevac, Inc.  (the “Issuer”) pursuant to the requirements of and in conformity with the provisions of Rule 10b5-1 (“Rule 10b5-1”) and Rule 10b-18 (“Rule 10b-18”) promulgated under the Securities Exchange Act of 1934.

The Purchaser requests that Tourmaline Partners, LLC (“TOUR”) executes the Purchase Plan pursuant to the following:

1.	Starting on June 9, 2014 purchase shares of Stock pursuant to the written instructions on Appendix A on a “not held” basis.

2.
TOUR will use its reasonable efforts to effect all open-market purchases pursuant to this Purchase Plan in accordance with the provisions of Rule 10b-18.  TOUR will advise the Purchaser of all purchases executed under this Purchase Plan pursuant to the customary trade confirmation.

3.	This Purchase Plan will terminate upon the earliest of:

i.	the opening of the trading day immediately following the receipt by TOUR of written notice by the Purchaser of termination of the Purchase Plan;

ii.	July 31, 2014;

iii.	the completion of the purchases contemplated by the Purchase Plan;

iv.
the date TOUR becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, in each case with respect to the Issuer or the taking of any corporate action by the Issuer to authorize or commence any of the foregoing;

v.
the date the Issuer or any other person publicly announces a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Stock would be exchanged or converted into cash, securities or other property.

vi.
the Purchaser’s or TOUR’s reasonable determination that: (a) the Purchase Plan does not comply with Rule 10b5-1 or other applicable securities laws; or (b) the Purchaser has not, or TOUR has not, complied with the Purchase Plan, Rule 10b5-1 or other applicable securities laws.

4.	Any transaction pending at the time that this Purchase Plan is terminated shall be completed and TOUR shall receive the commission set forth in paragraph 5 below.

5.	The Purchaser will pay TOUR commission not to exceed $.04 per share.

6.
TOUR will provide Purchaser and Issuer with written trade confirmations of the purchases made pursuant to this Purchase Plan promptly after the execution of such transactions and in any event no later than the close of business on the day following any such sales, including sufficient information to permit the client to timely prepare and make all filings required under section 13(d), 13(g) and 16 of the Exchange Act.

7.	TOUR must suspend purchase of shares of Stock under this Purchase Plan on a particular day for any of the following reasons:

i.	A day specified by the Purchase Plan is not a day on which the shares of Stock trade regular way on the listing exchange or primary market center;

ii.	Trading of the shares of Stock on the listing exchange or the primary market center is suspended for any reason; or

iii.
TOUR cannot effect a purchase of shares of Stock due to legal, regulatory or contractual restrictions applicable to it, the Issuer or the Purchaser (including without limitation, Regulation M, Rule 10b-5 or Rule 10b-18).

TOUR will resume purchases in accordance with Paragraph 1 and 2 and this Purchase Plan on the next day specified in the Purchase Plan after the condition causing the suspension of purchases has been resolved to the satisfaction of TOUR, the Issuer and the Purchaser.

8.
This Purchase Plan may be modified or amended by the Purchaser provided that such modification is made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b-5 or Rule 10b-18. The Plan may be modified or amended only in accordance with the following:

a. Upon the written agreement of Purchaser and TOUR and approval of any amendment or modification by the Issuer;
b. Upon modification of the Purchase Plan, Purchaser will be subject to a 30 day cooling off period before executing any trades; and
c. Amendments or modifications to the Purchase Plan may only be made during an open trading window and while Purchaser is not in possession of any material nonpublic information and shall be subject to the representations and warranties set forth in Section A below.

9.
TOUR will from time to time trade on a proprietary basis in shares of Stock while in possession of this Purchase Plan and orders contemplated hereby, in accordance with industry rules, including New York Stock Exchange Rule 92.  By signing this agreement, you acknowledge the foregoing disclosures, and consent to TOUR trading while it is in possession of this Plan or Purchaser’s order.

A.           The Purchaser’s Representations and Warranties

The Purchaser makes the following representations and warranties, each of which shall continue while this Purchase Plan is in effect and will survive the termination of this Purchase Plan:

i.
At the time of the Purchaser’s execution of this Purchase Plan, the Purchaser is not aware of any material, non-public information with respect to the Issuer or the Stock.  The Purchaser is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, Rule 10b-18 or other applicable securities laws.

ii.	The Issuer has approved this Purchase Plan, and agreed that the purchases to be made by TOUR pursuant to this Plan will not violate the Issuer’s insider trading policies.

iii.
Purchases of Stock under this Purchase Plan have been duly authorized by the Purchaser and are not prohibited by any legal, regulatory or contractual restriction or undertaking binding on the Purchaser.  The Purchaser will inform TOUR as soon as possible of any subsequent legal or contractual restrictions affecting the execution of the Purchase Plan by TOUR or the Purchaser and of the occurrence of any event that would cause the Purchase Plan to be suspended or to end as contemplated in paragraphs 3 and 6.

iv.	The Purchaser agrees not to enter into or alter any corresponding or hedging transaction with respect to the Stock while this Purchase Plan remains in effect.

v.
If applicable, the Purchaser agrees to provide TOUR with all necessary information regarding the Purchaser’s previous purchases, as may be required for TOUR to calculate the Purchaser’s volume limitations under Rule 10b-18.

vi.
The Purchaser agrees to provide TOUR any documents that it reasonably requests to effect this Purchase Plan, including but not limited to: (i) a W-8 for the Purchaser; (ii) a copy of resolutions duly adopted by the Purchaser’s Board of Directors authorizing the Repurchase Program and/or this Purchase Plan; and (iii) a corporate resolution or secretary’s certificate identifying the undersigned and other specified individuals the authority to implement the Purchase Plan by, among other things, engaging a broker-dealer to act as the Purchaser’s agent for such purposes, establishing and maintaining an account on behalf of the Purchaser for the Purchase Program and to transact in and instruct such broker or dealer on the account to effect the Purchase Plan (“Authorized Persons”).

vii.	The Purchaser agrees that it will not take any action that would cause any purchase of Stock under this Purchase Plan not to comply with Rule 10b-18 or any other applicable law.

viii.
The Purchaser agrees that it does not have authority, influence or control over any purchase of Stock effected by TOUR pursuant to this Purchase Plan and will not attempt to exercise any such authority, influence or control.  The Purchaser agrees that it will not, communicate any information relating to the Stock, the Issuer or the Purchaser to any employee of TOUR or its affiliates who are responsible for purchasing Stock in accordance with this Purchase Plan and during the time this Purchase Plan is in effect.

ix.
The Purchaser acknowledges and agrees that the Purchase Plan is a “securities contract,” as such   term is defined in Section 741(7) of Title 11 of the United States Code, as it may be amended (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

x.
This Purchase Plan constitutes the Purchaser’s legal, valid and binding obligation enforceable against the Purchaser in accordance with its terms.  There is no litigation, arbitration or other proceeding pending, or to the Purchaser’s knowledge threatened, that would prevent or interfere with the Purchaser’s purchase of Stock under this Purchase Plan.

xi.	That TOUR will be the Purchaser’s exclusive agent for the repurchase of shares of Stock pursuant to this Purchase Plan and any other repurchase program during the duration of this Purchase Plan.

xii.	The Purchaser agrees to transfer funds for purchases of Stock that TOUR makes on behalf of the Purchaser, but in no case later than the settlement date stipulated on the applicable trade confirmation.

xiii.
The Purchaser agrees to provide TOUR with trade reporting and security delivery instructions for the daily trade reporting and account statements as well as the delivery of the Stock purchased by TOUR on the Purchaser’s behalf.

xiv.	Purchaser agrees to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Purchaser.

B)	Indemnification and Limitation on Liability

1.
The Purchaser agrees to indemnify and hold harmless TOUR (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorney’s fees and costs) arising out of or attributable to:  a.) any material breach by the Purchaser of this Purchase Plan (including the Purchaser’s representations and warranties), and b.) any violation by the Purchaser of applicable laws or regulations.  The Purchaser will have no indemnification obligations in the case of gross negligence or willful misconduct of TOUR or any other indemnified person. This indemnification will survive the termination of this Purchase Plan.

2.	Notwithstanding any other provision herein, neither TOUR nor the Purchaser will be liable for:

i.
Special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages or any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen.

ii.
Any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

3.
The Purchaser acknowledges and agrees that TOUR has not provided the Purchaser with any tax, accounting or legal advice with respect to this Purchase Plan, including whether the Purchaser would be entitled to any of the affirmative defenses under Rule 10b5-1.

C)	Governing Law

This Purchase Plan will be governed by, and construed in accordance with, the laws of the State of Connecticut, without regard to such State’s conflict of laws rules.

D)	Entire Agreement

This Purchase Plan (including any Appendices, Annexes or Exhibits) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

E)	Assignment

This Purchase Plan and each party’s rights and obligations hereunder may not be assigned or delegated without the written permission of the other party and shall inure to the benefit of each party’s successors and permitted assigns, whether by merger, consolidation or otherwise.

F)	Notices

All required notifications to TOUR under this Purchase Plan shall be made in writing, sent via facsimile and confirmed by telephone to:

[redacted]

All required notifications to Purchaser under this Purchase Plan shall be made in writing, sent via facsimile and confirmed by telephone to:

[redacted]

G)	Counterparts

This Purchase Plan may be executed in two or more counterparts and by facsimile signature.

Your execution of this agreement constitutes your representation that you are authorized by the Purchaser to enter into this agreement and confirms your agreement with the foregoing.  Upon executing and returning one copy of this letter to the undersigned, this agreement shall become a binding agreement between the Purchaser and Tourmaline Partners, LLC

BECKER DRAPKIN PARTNERS (QP), LP

By:	/s/ Steven R. Becker
Name:	Steven R. Becker
Title:	Managing Partner

ACKNOWLEDGED AND AGREED:
Tourmaline Partners, LLC

By:	/s/ Daniel Dispigna
Name:	Daniel Dispigna
Title:	COO

STOCK PURCHASE PLAN

Becker Drapkin Partners, LP (the “Purchaser”), as of May 6, 2014 has entered into this Stock Purchase Plan (the “Purchase Plan”) in order to purchase shares pursuant to the written instructions on Appendix A of the common stock (“Stock”) of Intevac, Inc.  (the “Issuer”) pursuant to the requirements of and in conformity with the provisions of Rule 10b5-1 (“Rule 10b5-1”) and Rule 10b-18 (“Rule 10b-18”) promulgated under the Securities Exchange Act of 1934.

The Purchaser requests that Tourmaline Partners, LLC (“TOUR”) executes the Purchase Plan pursuant to the following:

1.	Starting on June 9, 2014 purchase shares of Stock pursuant to the written instructions on Appendix A on a “not held” basis.

2.
TOUR will use its reasonable efforts to effect all open-market purchases pursuant to this Purchase Plan in accordance with the provisions of Rule 10b-18.  TOUR will advise the Purchaser of all purchases executed under this Purchase Plan pursuant to the customary trade confirmation.

3.	This Purchase Plan will terminate upon the earliest of:

i.	the opening of the trading day immediately following the receipt by TOUR of written notice by the Purchaser of termination of the Purchase Plan;

ii.	July 31, 2014;

iii.	the completion of the purchases contemplated by the Purchase Plan;

iv.
the date TOUR becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, in each case with respect to the Issuer or the taking of any corporate action by the Issuer to authorize or commence any of the foregoing;

v.
the date the Issuer or any other person publicly announces a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Stock would be exchanged or converted into cash, securities or other property.

vi.
the Purchaser’s or TOUR’s reasonable determination that: (a) the Purchase Plan does not comply with Rule 10b5-1 or other applicable securities laws; or (b) the Purchaser has not, or TOUR has not, complied with the Purchase Plan, Rule 10b5-1 or other applicable securities laws.

4.	Any transaction pending at the time that this Purchase Plan is terminated shall be completed and TOUR shall receive the commission set forth in paragraph 5 below.

5.	The Purchaser will pay TOUR commission not to exceed $.04 per share.

6.
TOUR will provide Purchaser and Issuer with written trade confirmations of the purchases made pursuant to this Purchase Plan promptly after the execution of such transactions and in any event no later than the close of business on the day following any such sales, including sufficient information to permit the client to timely prepare and make all filings required under section 13(d), 13(g) and 16 of the Exchange Act.

7.	TOUR must suspend purchase of shares of Stock under this Purchase Plan on a particular day for any of the following reasons:

i.	A day specified by the Purchase Plan is not a day on which the shares of Stock trade regular way on the listing exchange or primary market center;

ii.	Trading of the shares of Stock on the listing exchange or the primary market center is suspended for any reason; or

iii.
TOUR cannot effect a purchase of shares of Stock due to legal, regulatory or contractual restrictions applicable to it, the Issuer or the Purchaser (including without limitation, Regulation M, Rule 10b-5 or Rule 10b-18).

TOUR will resume purchases in accordance with Paragraph 1 and 2 and this Purchase Plan on the next day specified in the Purchase Plan after the condition causing the suspension of purchases has been resolved to the satisfaction of TOUR, the Issuer and the Purchaser.

8.
This Purchase Plan may be modified or amended by the Purchaser provided that such modification is made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b-5 or Rule 10b-18. The Plan may be modified or amended only in accordance with the following:

a. Upon the written agreement of Purchaser and TOUR and approval of any amendment or modification by the Issuer;
b. Upon modification of the Purchase Plan, Purchaser will be subject to a 30 day cooling off period before executing any trades; and
c. Amendments or modifications to the Purchase Plan may only be made during an open trading window and while Purchaser is not in possession of any material nonpublic information and shall be subject to the representations and warranties set forth in Section A below.

9.
TOUR will from time to time trade on a proprietary basis in shares of Stock while in possession of this Purchase Plan and orders contemplated hereby, in accordance with industry rules, including New York Stock Exchange Rule 92.  By signing this agreement, you acknowledge the foregoing disclosures, and consent to TOUR trading while it is in possession of this Plan or Purchaser’s order.

A.           The Purchaser’s Representations and Warranties

The Purchaser makes the following representations and warranties, each of which shall continue while this Purchase Plan is in effect and will survive the termination of this Purchase Plan:

i.
At the time of the Purchaser’s execution of this Purchase Plan, the Purchaser is not aware of any material, non-public information with respect to the Issuer or the Stock.  The Purchaser is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, Rule 10b-18 or other applicable securities laws.

ii.	The Issuer has approved this Purchase Plan, and agreed that the purchases to be made by TOUR pursuant to this Plan will not violate the Issuer’s insider trading policies.

iii.
Purchases of Stock under this Purchase Plan have been duly authorized by the Purchaser and are not prohibited by any legal, regulatory or contractual restriction or undertaking binding on the Purchaser.  The Purchaser will inform TOUR as soon as possible of any subsequent legal or contractual restrictions affecting the execution of the Purchase Plan by TOUR or the Purchaser and of the occurrence of any event that would cause the Purchase Plan to be suspended or to end as contemplated in paragraphs 3 and 6.

iv.	The Purchaser agrees not to enter into or alter any corresponding or hedging transaction with respect to the Stock while this Purchase Plan remains in effect.

v.
If applicable, the Purchaser agrees to provide TOUR with all necessary information regarding the Purchaser’s previous purchases, as may be required for TOUR to calculate the Purchaser’s volume limitations under Rule 10b-18.

vi.
The Purchaser agrees to provide TOUR any documents that it reasonably requests to effect this Purchase Plan, including but not limited to: (i) a W-8 for the Purchaser; (ii) a copy of resolutions duly adopted by the Purchaser’s Board of Directors authorizing the Repurchase Program and/or this Purchase Plan; and (iii) a corporate resolution or secretary’s certificate identifying the undersigned and other specified individuals the authority to implement the Purchase Plan by, among other things, engaging a broker-dealer to act as the Purchaser’s agent for such purposes, establishing and maintaining an account on behalf of the Purchaser for the Purchase Program and to transact in and instruct such broker or dealer on the account to effect the Purchase Plan (“Authorized Persons”).

vii.	The Purchaser agrees that it will not take any action that would cause any purchase of Stock under this Purchase Plan not to comply with Rule 10b-18 or any other applicable law.

viii.
The Purchaser agrees that it does not have authority, influence or control over any purchase of Stock effected by TOUR pursuant to this Purchase Plan and will not attempt to exercise any such authority, influence or control.  The Purchaser agrees that it will not, communicate any information relating to the Stock, the Issuer or the Purchaser to any employee of TOUR or its affiliates who are responsible for purchasing Stock in accordance with this Purchase Plan and during the time this Purchase Plan is in effect.

ix.
The Purchaser acknowledges and agrees that the Purchase Plan is a “securities contract,” as such   term is defined in Section 741(7) of Title 11 of the United States Code, as it may be amended (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

x.
This Purchase Plan constitutes the Purchaser’s legal, valid and binding obligation enforceable against the Purchaser in accordance with its terms.  There is no litigation, arbitration or other proceeding pending, or to the Purchaser’s knowledge threatened, that would prevent or interfere with the Purchaser’s purchase of Stock under this Purchase Plan.

xi.	That TOUR will be the Purchaser’s exclusive agent for the repurchase of shares of Stock pursuant to this Purchase Plan and any other repurchase program during the duration of this Purchase Plan.

xii.	The Purchaser agrees to transfer funds for purchases of Stock that TOUR makes on behalf of the Purchaser, but in no case later than the settlement date stipulated on the applicable trade confirmation.

xiii.
The Purchaser agrees to provide TOUR with trade reporting and security delivery instructions for the daily trade reporting and account statements as well as the delivery of the Stock purchased by TOUR on the Purchaser’s behalf.

xiv.	Purchaser agrees to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Purchaser.

B)	Indemnification and Limitation on Liability

1.
The Purchaser agrees to indemnify and hold harmless TOUR (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorney’s fees and costs) arising out of or attributable to:  a.) any material breach by the Purchaser of this Purchase Plan (including the Purchaser’s representations and warranties), and b.) any violation by the Purchaser of applicable laws or regulations.  The Purchaser will have no indemnification obligations in the case of gross negligence or willful misconduct of TOUR or any other indemnified person. This indemnification will survive the termination of this Purchase Plan.

2.	Notwithstanding any other provision herein, neither TOUR nor the Purchaser will be liable for:

i.
Special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages or any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen.

ii.
Any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

3.
The Purchaser acknowledges and agrees that TOUR has not provided the Purchaser with any tax, accounting or legal advice with respect to this Purchase Plan, including whether the Purchaser would be entitled to any of the affirmative defenses under Rule 10b5-1.

C)	Governing Law

This Purchase Plan will be governed by, and construed in accordance with, the laws of the State of Connecticut, without regard to such State’s conflict of laws rules.

D)	Entire Agreement

This Purchase Plan (including any Appendices, Annexes or Exhibits) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

E)	Assignment

This Purchase Plan and each party’s rights and obligations hereunder may not be assigned or delegated without the written permission of the other party and shall inure to the benefit of each party’s successors and permitted assigns, whether by merger, consolidation or otherwise.

F)	Notices

All required notifications to TOUR under this Purchase Plan shall be made in writing, sent via facsimile and confirmed by telephone to:

[redacted]

All required notifications to Purchaser under this Purchase Plan shall be made in writing, sent via facsimile and confirmed by telephone to:

[redacted]

G)	Counterparts

This Purchase Plan may be executed in two or more counterparts and by facsimile signature.

Your execution of this agreement constitutes your representation that you are authorized by the Purchaser to enter into this agreement and confirms your agreement with the foregoing.  Upon executing and returning one copy of this letter to the undersigned, this agreement shall become a binding agreement between the Purchaser and Tourmaline Partners, LLC

BECKER DRAPKIN PARTNERS, LP

By:	/s/ Steven R. Becker
Name:	Steven R. Becker
Title:	Managing Partner

ACKNOWLEDGED AND AGREED:
Tourmaline Partners, LLC

By:	/s/ Daniel Dispigna
Name:	Daniel Dispigna
Title:	COO

STOCK PURCHASE PLAN

Becker Drapkin Management, L.P. (the “Advisor”) on behalf of a Managed Account (“the Purchaser”), as of May 6, 2014 has entered into this Stock Purchase Plan (the “Purchase Plan”) in order to purchase shares pursuant to the written instructions on Appendix A of the common stock (“Stock”) of Intevac, Inc.  (the “Issuer”) pursuant to the requirements of and in conformity with the provisions of Rule 10b5-1 (“Rule 10b5-1”) and Rule 10b-18 (“Rule 10b-18”) promulgated under the Securities Exchange Act of 1934.

The Purchaser requests that Tourmaline Partners, LLC (“TOUR”) executes the Purchase Plan pursuant to the following:

1.	Starting on June 9, 2014 purchase shares of Stock pursuant to the written instructions on Appendix A on a “not held” basis.

2.
TOUR will use its reasonable efforts to effect all open-market purchases pursuant to this Purchase Plan in accordance with the provisions of Rule 10b-18.  TOUR will advise the Purchaser of all purchases executed under this Purchase Plan pursuant to the customary trade confirmation.

3.	This Purchase Plan will terminate upon the earliest of:

i.	the opening of the trading day immediately following the receipt by TOUR of written notice by the Purchaser of termination of the Purchase Plan;

ii.	July 31, 2014;

iii.	the completion of the purchases contemplated by the Purchase Plan;

iv.
the date TOUR becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, in each case with respect to the Issuer or the taking of any corporate action by the Issuer to authorize or commence any of the foregoing;

v.
the date the Issuer or any other person publicly announces a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Stock would be exchanged or converted into cash, securities or other property.

vi.
the Purchaser’s or TOUR’s reasonable determination that: (a) the Purchase Plan does not comply with Rule 10b5-1 or other applicable securities laws; or (b) the Purchaser has not, or TOUR has not, complied with the Purchase Plan, Rule 10b5-1 or other applicable securities laws.

4.	Any transaction pending at the time that this Purchase Plan is terminated shall be completed and TOUR shall receive the commission set forth in paragraph 5 below.

5.	The Purchaser will pay TOUR commission not to exceed $.04 per share.

6.
TOUR will provide Purchaser and Issuer with written trade confirmations of the purchases made pursuant to this Purchase Plan promptly after the execution of such transactions and in any event no later than the close of business on the day following any such sales, including sufficient information to permit the client to timely prepare and make all filings required under section 13(d), 13(g) and 16 of the Exchange Act.

7.	TOUR must suspend purchase of shares of Stock under this Purchase Plan on a particular day for any of the following reasons:

i.	A day specified by the Purchase Plan is not a day on which the shares of Stock trade regular way on the listing exchange or primary market center;

ii.	Trading of the shares of Stock on the listing exchange or the primary market center is suspended for any reason; or

iii.
TOUR cannot effect a purchase of shares of Stock due to legal, regulatory or contractual restrictions applicable to it, the Issuer or the Purchaser (including without limitation, Regulation M, Rule 10b-5 or Rule 10b-18).

TOUR will resume purchases in accordance with Paragraph 1 and 2 and this Purchase Plan on the next day specified in the Purchase Plan after the condition causing the suspension of purchases has been resolved to the satisfaction of TOUR, the Issuer and the Purchaser.

8.
This Purchase Plan may be modified or amended by the Purchaser provided that such modification is made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b-5 or Rule 10b-18. The Plan may be modified or amended only in accordance with the following:

a. Upon the written agreement of Purchaser and TOUR and approval of any amendment or modification by the Issuer;
b. Upon modification of the Purchase Plan, Purchaser will be subject to a 30 day cooling off period before executing any trades; and
c. Amendments or modifications to the Purchase Plan may only be made during an open trading window and while Purchaser is not in possession of any material nonpublic information and shall be subject to the representations and warranties set forth in Section A below.

9.
TOUR will from time to time trade on a proprietary basis in shares of Stock while in possession of this Purchase Plan and orders contemplated hereby, in accordance with industry rules, including New York Stock Exchange Rule 92.  By signing this agreement, you acknowledge the foregoing disclosures, and consent to TOUR trading while it is in possession of this Plan or Purchaser’s order.

A.           The Purchaser’s Representations and Warranties

The Purchaser makes the following representations and warranties, each of which shall continue while this Purchase Plan is in effect and will survive the termination of this Purchase Plan:

i.
At the time of the Purchaser’s execution of this Purchase Plan, the Purchaser is not aware of any material, non-public information with respect to the Issuer or the Stock.  The Purchaser is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, Rule 10b-18 or other applicable securities laws.

ii.	The Issuer has approved this Purchase Plan, and agreed that the purchases to be made by TOUR pursuant to this Plan will not violate the Issuer’s insider trading policies.

iii.
Purchases of Stock under this Purchase Plan have been duly authorized by the Purchaser and are not prohibited by any legal, regulatory or contractual restriction or undertaking binding on the Purchaser.  The Purchaser will inform TOUR as soon as possible of any subsequent legal or contractual restrictions affecting the execution of the Purchase Plan by TOUR or the Purchaser and of the occurrence of any event that would cause the Purchase Plan to be suspended or to end as contemplated in paragraphs 3 and 6.

iv.	The Purchaser agrees not to enter into or alter any corresponding or hedging transaction with respect to the Stock while this Purchase Plan remains in effect.

v.
If applicable, the Purchaser agrees to provide TOUR with all necessary information regarding the Purchaser’s previous purchases, as may be required for TOUR to calculate the Purchaser’s volume limitations under Rule 10b-18.

vi.
The Purchaser agrees to provide TOUR any documents that it reasonably requests to effect this Purchase Plan, including but not limited to: (i) a W-8 for the Purchaser; (ii) a copy of resolutions duly adopted by the Purchaser’s Board of Directors authorizing the Repurchase Program and/or this Purchase Plan; and (iii) a corporate resolution or secretary’s certificate identifying the undersigned and other specified individuals the authority to implement the Purchase Plan by, among other things, engaging a broker-dealer to act as the Purchaser’s agent for such purposes, establishing and maintaining an account on behalf of the Purchaser for the Purchase Program and to transact in and instruct such broker or dealer on the account to effect the Purchase Plan (“Authorized Persons”).

vii.	The Purchaser agrees that it will not take any action that would cause any purchase of Stock under this Purchase Plan not to comply with Rule 10b-18 or any other applicable law.

viii.
The Purchaser agrees that it does not have authority, influence or control over any purchase of Stock effected by TOUR pursuant to this Purchase Plan and will not attempt to exercise any such authority, influence or control.  The Purchaser agrees that it will not, communicate any information relating to the Stock, the Issuer or the Purchaser to any employee of TOUR or its affiliates who are responsible for purchasing Stock in accordance with this Purchase Plan and during the time this Purchase Plan is in effect.

ix.
The Purchaser acknowledges and agrees that the Purchase Plan is a “securities contract,” as such   term is defined in Section 741(7) of Title 11 of the United States Code, as it may be amended (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

x.
This Purchase Plan constitutes the Purchaser’s legal, valid and binding obligation enforceable against the Purchaser in accordance with its terms.  There is no litigation, arbitration or other proceeding pending, or to the Purchaser’s knowledge threatened, that would prevent or interfere with the Purchaser’s purchase of Stock under this Purchase Plan.

xi.	That TOUR will be the Purchaser’s exclusive agent for the repurchase of shares of Stock pursuant to this Purchase Plan and any other repurchase program during the duration of this Purchase Plan.

xii.	The Purchaser agrees to transfer funds for purchases of Stock that TOUR makes on behalf of the Purchaser, but in no case later than the settlement date stipulated on the applicable trade confirmation.

xiii.
The Purchaser agrees to provide TOUR with trade reporting and security delivery instructions for the daily trade reporting and account statements as well as the delivery of the Stock purchased by TOUR on the Purchaser’s behalf.

xiv.	Purchaser agrees to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Purchaser.

B) Indemnification and Limitation on Liability

1.
The Purchaser agrees to indemnify and hold harmless TOUR (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorney’s fees and costs) arising out of or attributable to:  a.) any material breach by the Purchaser of this Purchase Plan (including the Purchaser’s representations and warranties), and b.) any violation by the Purchaser of applicable laws or regulations.  The Purchaser will have no indemnification obligations in the case of gross negligence or willful misconduct of TOUR or any other indemnified person. This indemnification will survive the termination of this Purchase Plan.

2.	Notwithstanding any other provision herein, neither TOUR nor the Purchaser will be liable for:

i.
Special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages or any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen.

ii.
Any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

3.
The Purchaser acknowledges and agrees that TOUR has not provided the Purchaser with any tax, accounting or legal advice with respect to this Purchase Plan, including whether the Purchaser would be entitled to any of the affirmative defenses under Rule 10b5-1.

C)	Governing Law

This Purchase Plan will be governed by, and construed in accordance with, the laws of the State of Connecticut, without regard to such State’s conflict of laws rules.

D)	Entire Agreement

This Purchase Plan (including any Appendices, Annexes or Exhibits) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

E)	Assignment

This Purchase Plan and each party’s rights and obligations hereunder may not be assigned or delegated without the written permission of the other party and shall inure to the benefit of each party’s successors and permitted assigns, whether by merger, consolidation or otherwise.

F)	Notices

All required notifications to TOUR under this Purchase Plan shall be made in writing, sent via facsimile and confirmed by telephone to:

[redacted]

All required notifications to Purchaser under this Purchase Plan shall be made in writing, sent via facsimile and confirmed by telephone to:

[redacted]

G)	Counterparts

This Purchase Plan may be executed in two or more counterparts and by facsimile signature.

Your execution of this agreement constitutes your representation that you are authorized by the Purchaser to enter into this agreement and confirms your agreement with the foregoing.  Upon executing and returning one copy of this letter to the undersigned, this agreement shall become a binding agreement between the Purchaser and Tourmaline Partners, LLC

BECKER DRAPKIN MANAGEMENT, LP ON BEHALF OF A MANAGED ACCOUNT

By:	/s/ Steven R. Becker
Name:	Steven R. Becker
Title:	Managing Partner

ACKNOWLEDGED AND AGREED:
Tourmaline Partners, LLC

By:	/s/ Daniel Dispigna
Name:	Daniel Dispigna
Title:	COO

Exhibit 4

Power of Attorney

March 16, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

This letter confirms that each and any of Richard J. Birns, Thomas X. Fritsch, Andrew S. McLelland, and Daniel A. Grossman is authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Forms 3, 4 and 5, on my behalf and on behalf of each entity for which I may sign such filings.  This authorization and designation shall be valid until either revoked in writing by the undersigned or until three years from the date of this letter.

Very truly yours,

/s/ Steven R. Becker
Steven R. Becker

Exhibit 5

Power of Attorney

March 16, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

This letter confirms that each and any of Richard J. Birns, Thomas X. Fritsch, Andrew S. McLelland, and Daniel A. Grossman is authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Forms 3, 4 and 5, on my behalf and on behalf of each entity for which I may sign such filings.  This authorization and designation shall be valid until either revoked in writing by the undersigned or until three years from the date of this letter.

Very truly yours,

/s/ Matthew A. Drapkin
Matthew A. Drapkin